Exhibit 3.34

AS AMENDED THROUGH JUNE 28, 2010

CERTIFICATE OF INCORPORATION

OF

ALPHABET ACQUISITION CORP.

ARTICLE ONE

The name of the corporation is Alphabet Acquisition Corp. (hereinafter called the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the state of Delaware is 2711 Centerville Road, Suite 400, Wilmington, DE 19808, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE FOUR

The total number of shares which the Corporation shall have the authority to issue is One Thousand Shares (1,000), all of which shall be shares of Common Stock, with a par value of One Cent ($0.01) per share.

ARTICLE FIVE

The name and mailing address of the incorporator is as follows:

Name	Address

David N. Britsch	c/o Kirkland & Ellis LLP 153 E. 53rd Street, 39th Floor New York, NY 10022

ARTICLE SIX

The directors shall have the power to adopt, amend or repeal By-Laws, except as may be otherwise be provided in the By-Laws.

ARTICLE SEVEN

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

ARTICLE EIGHT

To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this ARTICLE EIGHT shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE NINE

The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by section 1123(a)(6) of title 11 of the United States Code (the “Bankruptcy Code”) as in effect on the date of filing this Certificate of Amendment with the Secretary of State of the State of Delaware; provided, however, that this ARTICLE NINE (i) will have no further force and effect beyond that required under section 1123(a)(6) of the Bankruptcy Code; (ii) will have such force and effect, if any, only for so long as section 1123(a)(6) of the Bankruptcy Code is in effect and applicable to the Corporation; and (iii) in all events may be amended or eliminated in accordance with applicable law from time to time in effect.

ARTICLE TEN

The Corporation reserves the right to amend or repeal any provisions contained in this Certificate of Incorporation from time to time and at any time in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred upon stockholders and directors are granted subject to such reservation.

*   *   *   *

I, the undersigned, being the sole incorporator hereinbefore named, for the purpose of forming a corporation in pursuance of the General Corporation Law of the State of Delaware, do make and file this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this 24th day of January, 2006.

By:	/s/ David N. Britsch
David N. Britsch, Sole Incorporator